                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                    For the Period Ended December 31, 1995
                         Commission File No.: 0-23146

                             --------------------


                              REDFED BANCORP INC.
              (Exact Name of Issuer as Specified in its Charter)

           Delaware                                    33-0588105
  (State of Incorporation)                  (IRS Employer Identification No.)

               300 East State Street, Redlands, California 92373
                   (Address of Principal Executive Offices)

                             --------------------

                             Redlands Federal Bank
                         Employee Profit Sharing Plan
                           (Full Title of the Plan)

                             --------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1995.

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period _______________ to _______________.

Anne Bacon                                    Copies to:
President and Chief Executive Officer         James R. Walther, Esq.
RedFed Bancorp Inc.                           Mayer, Brown & Platt
300 East State Street                         350 South Grand Avenue
Redlands, California 92373                    25th Floor
(909) 335-3551                                Los Angeles, CA 90071-1503
(Name, Address and Telephone                  (213) 229-9500
Number of Agent for Service)

                             REQUIRED INFORMATION

     ITEM 4. The Redlands Federal Bank Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     FINANCIAL STATEMENTS. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and the related statements of changes in net assets available for plan benefits.

     (b) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and the related statement of changes in net assets available for plan benefits are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Redlands Federal Bank Employee Profit Sharing Plan (Registration No. 33-86848) with the Securities Exchange Commission on November 30, 1994.


EXHIBITS

(23) - AUDITORS' CONSENT

               REDLANDS FEDERAL BANK EMPLOYEE

               PROFIT-SHARING PLAN

               Financial Statements and Supplementary Schedules

               December 31, 1995 and 1994

               (With Independent Auditors' Report Thereon)

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

           Index to Financial Statements and Supplementary Schedules
           ---------------------------------------------------------

Independent Auditors' Report                                                                    1

Statements of Net Assets Available for Plan Benefits, with Fund Information
  December 31, 1995 and 1994                                                                    2

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
  Years ended December 31, 1995 and 1994                                                        4

Notes to Financial Statements                                                                   6

                                                                                              Schedule
                                                                                              --------

Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1995                   1

Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both
  Acquired and Disposed of Within the Plan Year - Year ended December 31, 1995                   2

Item 27d - Schedule of Reportable Transactions - Year ended December 31, 1995                    3

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT

The Trustees of the Redlands Federal
 Bank Employee Profit-Sharing Plan
Redlands, California:

We have audited the accompanying statements of net assets available for plan benefits, with fund information of the Redlands Federal Bank Employee Profit-Sharing Plan as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of the Redlands Federal Bank Employee Profit-Sharing Plan as of December 31, 1995 and 1994 and the changes in its net assets available for plan benefits, with fund information for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes which were both acquired and disposed of within the plan year, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG PEAT MARWICK LLP

Orange County,  California
June 11, 1996

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                    Statements of Net Assets Available for
                      Plan Benefits, with Fund Information

                           December 31, 1995 and 1994

                                                                              1995
                                            ------------------------------------------------------------------------
                                              BALANCED      SAVINGS         EMPLOYER       PARTICIPANT
                                                FUND         FUND          STOCK FUND       LOAN FUND       TOTAL
                                            ------------------------------------------------------------------------
Assets:
Investments at fair value:
   Interest bearing cash and cash
    equivalents                              $    137        358,940               -          44,227       403,304
   Certificates of deposit                         -         700,000               -              -        700,000
   Government and agency bonds                     -         499,610               -              -        499,610
   Mutual funds                               822,820             -                -              -        822,820
   Common stock                                    -              -         2,575,193             -      2,575,193
                                             --------      ---------      -----------        -------     ---------

       Total investments at fair value        822,957      1,558,550        2,575,193         44,227     5,000,927

Loans to participants                              -              -                -         343,056       343,056
                                             --------      ---------       ----------        -------     ---------

       Total investments                      822,957      1,558,550        2,575,193        387,283     5,343,983

Interest receivable                            36,433          1,140                7            990        38,570
                                             --------      ---------        ---------       --------     ---------

       Total assets                           859,390      1,559,690        2,575,200        388,273     5,382,553

Liabilities:
 Accounts payable                                  -              -                -              50            50
                                             --------      ---------        ---------        -------     ---------

Net assets available for plan benefits       $859,390      1,559,690        2,575,200        388,223     5,382,503
                                             ========      =========        =========        =======     =========

Net assets available to:
 Terminated participants                     $ 18,090         97,267            8,242         12,839       136,438
 Continuing participants                      841,300      1,462,423        2,566,958        375,384     5,246,065
                                             --------      ---------        ---------        -------     ---------

       Net assets available for plan
        benefits                             $859,390      1,559,690        2,575,200        388,223     5,382,503
                                             ========      =========        =========        =======     =========

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                    Statements of Net Assets Available for
                Plan Benefits, with Fund Information, Continued

                                                                                  1994
                                              --------------------------------------------------------------------------
                                               BALANCED        SAVINGS         EMPLOYER       PARTICIPANT
                                                 FUND           FUND          STOCK FUND       LOAN FUND        TOTAL
                                              --------------------------------------------------------------------------
Assets:
Investments at fair value:
   Interest bearing cash and cash
    equivalents                               $     31         185,557              567        109,245           295,400
   Certificates of deposit                          -        1,200,000               -              -          1,200,000
   Mutual funds                                434,122              -                -              -            434,122
   Common stock                                     -               -         2,809,640             -          2,809,640
                                              --------       ---------        ---------        -------         ---------

       Total investments at fair value         434,153       1,385,557        2,810,207        109,245         4,739,162

Loans to participants                               -               -                -         327,602           327,602
                                              --------       ---------        ---------        -------         =========

       Total investments                       434,153       1,385,557        2,810,207        436,847         5,066,764

Interest receivable                              4,642           4,026               -           1,145             9,813
Other                                               -               -                -              13                13
                                              --------       ---------        ---------        -------         ---------

      Total assets                             438,795       1,389,583        2,810,207        438,005         5,076,590

Liabilities:
 Accounts payable                                   -               17               -           1,982             1,999
                                              --------       ---------        ---------        -------         ---------

Net assets available for plan benefits        $438,795       1,389,566        2,810,207        436,023         5,074,591
                                              ========       =========        =========        =======         =========

Net assets available to:
 Terminated participants                      $  1,840           6,355           11,454          3,136            22,785
 Continuing participants                       436,955       1,383,211        2,798,753        432,887         5,051,806
                                              --------       ---------        ---------        -------         ---------

       Net assets available for plan
        benefits                              $438,795       1,389,566        2,810,207        436,023         5,074,591
                                              ========       =========        =========        =======         =========

 See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                  Statement of Changes in Net Assets Available
                    for Plan Benefits, with Fund Information

                     Years ended December 31, 1995 and 1994

                                                                               1995
                                               -------------------------------------------------------------------
                                                BALANCED      SAVINGS        EMPLOYER       PARTICIPANT
                                                  FUND          FUND        STOCK FUND       LOAN FUND     TOTAL
                                               -------------------------------------------------------------------
Additions (deductions) in net assets
 attributed to:
  Investment income:
    Net unrealized appreciation
     (depreciation) of investments             $ 23,455        2,735           534,800             -       560,990
    Interest from investments                        30       74,585             1,736          3,914       80,265
    Interest from loans  to participants             -            -                 -          20,687       20,687
    Dividends                                    50,827           -                 -              -        50,827
    Net realized gain on sale of
     investments                                 13,719           -              7,899             -        21,618
                                               --------    ---------         ---------       --------    ---------
                                                 88,031       77,320           544,435         24,601      734,387
  Tax deferred employee contributions                -       217,244                -              -       217,244
                                               --------    ---------         ---------       --------    ---------

         Total additions                         88,031      294,564           544,435         24,601      951,631

Deductions from net assets attributed
 to benefits paid to participants               (57,252)    (263,249)         (292,479)       (30,739)    (643,719)

 Transfers between funds (net)                  389,816      138,809          (486,963)       (41,662)          -
                                               --------    ---------         ---------       --------    ---------

         Net increase (decrease) in
          fund balance                          420,595      170,124          (235,007)       (47,800)     307,912

Net assets available for plan benefits:
  Beginning of year                             438,795    1,389,566         2,810,207        436,023    5,074,591
                                               --------    ---------         ---------       --------    ---------

  End of year                                  $859,390    1,559,690         2,575,200        388,223    5,382,503
                                               ========    =========         =========       ========    =========

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                 Statement of Changes in Net Assets Available
              for Plan Benefits, with Fund Information, Continued

                                                                                           1994
                                                     ---------------------------------------------------------------------------
                                                       BALANCED         SAVINGS         EMPLOYER       PARTICIPANT
                                                         FUND             FUND         STOCK FUND       LOAN FUND        TOTAL
                                                     -----------      ----------       -----------     ----------      ---------
Additions (deductions) in net assets
  attributed to:
    Investment income:
      Net unrealized depreciation of investments     $    (3,237)             -          (176,424)           -          (179,661)
      Interest from investments                           13,554          86,776              560         1,367          102,257
      Interest from loans to participants                     -            4,355                -         9,205           13,560
      Dividends                                           17,568              -                 -            -            17,568
    Net realized loss on sale of investments             (51,524)             -               (246)          -           (51,770)
                                                     -----------      ----------         ---------      -------        ---------
                                                         (23,639)         91,131          (176,110)      10,572          (98,046)

    Tax deferred employee contributions                       -          224,729                -            -           224,729
                                                     -----------      ----------         ---------      -------        ---------
         Total additions (deductions)                    (23,639)        315,860          (176,110)      10,572          126,683

Deductions from net assets attributed to benefits
  paid to participants                                   (13,863)       (110,519)           (3,859)     (10,454)        (138,695)

Transfers between funds (net)                         (1,115,876)     (2,310,205)        2,990,176      435,905               -
                                                     -----------      ----------         ---------      -------        ---------
         Net increase (decrease) in fund balance      (1,153,378)     (2,104,864)        2,810,207      436,023          (12,012)

Net assets available for plan benefits:
  Beginning of year                                    1,592,173       3,494,430                -            -         5,086,603
                                                     -----------      ----------         ---------      -------        ---------
  End of year                                        $   438,795       1,389,566         2,810,207      436,023        5,074,591
                                                     ===========      ==========         =========      =======        =========

See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1995 and 1994

(1)  DESCRIPTION OF PLAN

     The following description of the Redlands Federal Bank Employee Profit-Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution profit-sharing plan covering all eligible employees of Redlands Federal Bank (the Bank). Established January 1, 1958, the Plan provides for retirement, death and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective February 1, 1994, the Plan was amended to provide participants the opportunity to invest their accounts in the Employer Stock Fund. Effective February 1, 1994, the Plan designated Imperial Trust Co. to act as the Plan's trustee. The Bank served as trustee prior to Imperial Trust Co. and is the administrator for the Plan.

     CONTRIBUTIONS

     Under the Plan, the employer contribution is discretionary and determined by the Bank for each fiscal year. While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue such contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

     ELIGIBILITY AND VESTING

     Employees of Redlands Federal Bank become eligible to participate in the Plan on January 1st coincidental with or next following the date of employment. Participants are 100% vested in both participant and employer contributions, including any earnings.

     PARTICIPANT ACCOUNTS

     One half of each participant's share of any employer contribution is considered a Non-Elective Contribution meaning that the amount is automatically contributed to the Plan. The second half of a participant's share of any employer contribution is considered Elective, meaning that the participant may elect to take all or any portion in cash or have it credited to their account in the Plan. All amounts contributed to the Plan are participant directed.

     Participant balances accumulated in the Plan prior to January 1, 1987 are maintained in the participant's Profit-Sharing Account. No new contributions are credited to a participant's Profit-Sharing Account. The balance is fully participant directed. Participant balances are maintained in this account as they are available for hardship withdrawals. Profit-Sharing Accounts are included in various funds within the Plan.

                             REDLANDS FEDERAL BANK

                          EMPLOYEE PROFIT-SHARING PLAN

                   Notes to Financial Statements, Continued

     The Plan maintains three investment funds' the Savings Fund, the Balanced Fund, and the Employer Stock Fund. Participants may elect semiannually in which fund or combination of the funds they wish to have their portion of the total Plan funds invested. The investments in the three funds shall consist of the following:

     SAVINGS FUND

     Trust assets shall be invested in savings accounts, certificates of deposit and other fixed dollar investments.

     BALANCED FUND

     Trust assets shall be invested in common and preferred stocks, notes, bonds, mutual funds, savings accounts, and cash and cash equivalents.

     EMPLOYER STOCK FUND

     Trust assets shall be invested in RedFed Bancorp Inc. stock and cash and cash equivalents.

     EMPLOYEE LOANS

     Participants may borrow from the Plan a total amount not to exceed the lesser of $50,000 or 50% of the participant's vested interest in the Plan. Participant's promissory notes are for variable terms and require regular periodic repayment by payroll deductions. Participant's loans are subject to Administrative Committee approval and are available only for the purposes set forth in the Plan.

     PAYMENT OF BENEFITS

     Upon termination from employment, any participant balance less than $3,500 is automatically distributed to the participant. Participants with a balance of $3,500 may elect to receive a distribution or maintain their account in the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements of the Plan have been prepared using the accrual basis of accounting, and quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Preparation of the financial statements requires use of Plan administrator's estimates.

     ADMINISTRATIVE EXPENSES

     All administrative expenses incurred by the Plan are paid by the sponsor, Redlands Federal Bank.

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                   Notes to Financial Statements, Continued

(3)  INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                                   DECEMBER 31
                                               ------------------------------------------------
                                                         1995                    1994
                                               -----------------------   ----------------------
          DESCRIPTION                           FAIR VALUE     COST       FAIR VALUE    COST
- --------------------------------               ------------  ---------   -----------  ---------
Common Stock RedFed Bancorp Inc.                $2,575,193   2,040,393    2,809,640   2,986,064

Monarch Government Cash Fund                       403,304     403,304      295,400     295,400

Jurika & Voyles Balanced Fund                      822,820     799,365      434,122     437,359

Federal Home Loan Bank note,
due 11/21/05, 7.00%                                499,610     496,875            -           -

Certificate of Deposit
 Redlands Federal Bank, due 6/16/96, 6.79%         400,000     400,000            -           -

Certificate of Deposit
 Redlands Federal Bank, due 3/16/97, 6.77%         300,000     300,000            -           -

Certificate of Deposit
 Redlands Federal Bank, due 3/5/95, 4.75%                -           -      400,000     400,000

Certificate of Deposit
 Redlands Federal Bank, due 9/13/95, 4.50%               -           -      300,000     300,000

Certificate of Deposit
 Redlands Federal Bank, due 11/12/95, 4.50%              -           -      300,000     300,000

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN
                   Notes to Financial Statements, Continued

     Net unrealized appreciation (depreciation) in fair value for the year ended December 31, 1995 and 1994 was as follows:

                                                1995       1994
                                              --------   --------
     Common stock                             $534,800   (176,424)
     Mutual funds                               23,455     (3,237)
     Federal Home Loan Bank notes                2,735          -
                                              --------   --------

          Net unrealized appreciation
           (depreciation) in fair value       $560,990   (179,661)
                                              ========   ========

(4)  RELATED-PARTY TRANSACTIONS

     The Plan had $700,000 and $1,200,000 on deposit at December 31, 1995 and 1994, respectively, in interest-bearing checking accounts and certificates of deposit at Redlands Federal Bank, the employer. In addition, the Plan held 254,340 shares of common stock of RedFed Bancorp Inc. at December 31, 1995. The Plan purchased 324,033 shares at a price of $8.00 per share in the initial public offering.

(5)  INCOME TAXES

     The Internal Revenue Service has determined and informed the Bank by a letter dated March 3, 1992 that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has obtained a favorable determination, and is exempt from Federal income taxes under the provisions of Section 501(a) of the Code.

     The Plan has been amended since receiving the determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

(6)  FORM 5500

     The Form 5500 annual report shows benefits payable to terminated participants as a liability. This liability amounts to $136,438 and $22,785 at December 31, 1995 and 1994, respectively. These benefits payable to plan participants are disclosed as components of net assets available for benefits for terminated and continuing participants rather than as a liability of the Plan in these financial statements. Accordingly the Form 5500 annual report shows benefits paid to terminated employees of $757,372 and $125,660 for the years ended December 31, 1995 and 1994, respectively.

(7)  SUBSEQUENT EVENTS

     In March 1996, the Board of Directors of Redlands Federal Bank approved transfer of the administration and trustee responsibilities of the Plan to NYL Benefit Services Company, Inc.

                                  SCHEDULE 1
                             REDLANDS FEDERAL BANK

                          EMPLOYEE PROFIT-SHARING PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1995

                          IDENTITY OF ISSUE,         DESCRIPTION OF INVEST, INCLUDING
 PARTY IN INTEREST        BORROWER, LESSOR OR        MATURITY DATE, RATE OF INTEREST,                        CURRENT
  IDENTIFICATION            SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE          COST          VALUE
- -------------------    ------------------------    -------------------------------------    ------------   -----------
       *                Imperial Trust Co.            Monarch Government Cash Fund          $   403,304       403,304

       *                Redlands Federal Bank         Certificate of Deposit, 6.77%,
                                                         matures 6/16/96                        400,000       400,000


       *                Redlands Federal Bank         Certificate of Deposit, 6.77%,
                                                          matures 3/16/97                       300,000       300,000


                        Federal Home Loan Bank        Bond, 7.00%, matures 11/21/05,
                                                           par 500,000                          496,875       499,610


       *                RedFed Bancorp Inc.           Common stock, 254,340 shares            2,040,393     2,575,193

                        Jurika & Voyles               Jurika & Voyles Balanced Fund             799,365       822,820
                                                                                            ------------   -----------
                        Assets held for
                           investment purposes                                              $ 4,439,937     5,000,927
                                                                                            ============   ===========

*Party in interest

                                  SCHEDULE 2

                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year

                          Year ended December 31, 1995

                             Description of investment
  Identity of issue,         including maturity date,
  borrower, lessor,          rate of interest, collateral,        Costs of         Proceeds of
  or similar party           par or maturity value              acquisitions      dispositions
- ---------------------   ----------------------------------    ----------------   --------------
Imperial Trust Co.*         Monarch Government Cash Fund        $   2,391,000       2,391,000


*Party in interest

                                  SCHEDULE 3
                             REDLANDS FEDERAL BANK
                          EMPLOYEE PROFIT-SHARING PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1995

                         DESCRIPTION
                           OF ASSET
                          (INCLUDE                                                                        CURRENT
                          RATE AND                                               EXPENSE                  VALUE OF
                         MATURITY IN                                            INCURRED                 ASSET ON
 IDENTITY OF PARTY          CASE            PURCHASE      SELLING    LEASE        WITH          COST    TRANSACTION     NET GAIN
    INVOLVED              OF A LOAN)         PRICE         PRICE     RENTAL    TRANSACTION    OF ASSET      DATE        OR (LOSS)
- --------------------   ----------------    -----------  ----------- --------- -------------- ---------- ------------  ---------
Jurika & Voyles        Jurika & Voyles
                         Balanced Fund     $  499,952         -          -             -       499,952     499,952           -

Jurika & Voyles        Jurika & Voyles
                         Balanced Fund             -     148,429         -             -       134,710     148,429       13,719

Imperial Trust Co.     Monarch Government
                         Cash Fund          2,499,000         -          -             -     2,499,000   2,499,000           -

Imperial Trust Co.     Monarch Government
                         Cash Fund                -    2,391,000         -             -     2,391,000   2,391,000           -

Plan Sponsor           RedFed Bancorp Inc.     40,353         -          -             -        40,353      40,353           -

Plan Sponsor           RedFed Bancorp Inc.         -     686,563         -             -       678,664     686,563        7,899

Plan Sponsor           Certificate of
                         Deposit Redlands
                         Federal Bank,
                         matured 3/12/95,
                         4.75%                     -     400,000         -             -       400,000     400,000           -

Plan Sponsor           Certificate of
                         Deposit Redlands
                         Federal Bank,
                         matured 9/13/95,
                         4.50%                     -     300,000         -             -       300,000     300,000           -

Plan Sponsor           Certificate of
                         Deposit Redlands
                         Federal Bank,
                         matured 11/12/95,
                         4.50%                     -     300,000         -             -       300,000     300,000           -

Plan Sponsor           Certificate of
                         Deposit Redlands
                         Federal Bank,
                         matured 3/16/97,
                         6.77%                300,000         -          -             -       300,000     300,000           -

Plan Sponsor           Certificates of
                         Deposit Redlands
                         Federal Bank,
                         6/16/96, 6.77%       400,000         -          -             -       400,000     400,000           -

Federal Home Loan
Bank                   Bond                   496,875         -          -             -       496,875     496,875           -


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 27, 1996                  Redlands Federal Bank
                                       Employee Profit Sharing


                                       By: /s/ Henry Van Mouwerik
                                           ---------------------------
                                                 Administrator